Via Facsimile and U.S. Mail
Mail Stop 6010

April 14, 2009

Mr. Richard Donnelly
Chief Executive Officer
AspenBio Pharma, Inc.
1585 South Perry Street
Castle Rock, CO  80104

**Re:     AspenBio Pharma, Inc.**
**Form 10-KSB for the Period Ended December 31, 2007**
**Form 10-Q for the Quarterly Period Ended September 30, 2008**
**File No. 001-33675**

Dear Mr. Donnelly:

        We have completed our review of the above filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief